November 20, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Facsimile: (202) 772-9218

Attention:	Russell Mancuso
Geoffrey Kruczek

Re:	Thermage, Inc.
Registration Statement on Form S-4 (File No. 333-152948)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Thermage, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the above captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that such Registration Statement becomes effective at 3 p.m., Eastern Time, on Monday, November 24, 2008, or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the registration statement effective to Chris F. Fennell, Robert T. Ishii and Alexander D. Phillips via facsimile at (650) 493-6811 and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304.

Sincerely, THERMAGE, INC.

By:	/s/ John F. Glenn
John F. Glenn Chief Financial Officer